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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 4)*

Image Entertainment, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

452439201

(CUSIP Number)

Wayne Levin
General Counsel
Lions Gate Entertainment Corp.
2700 Colorado Avenue, Suite 200
Santa Monica, California 90404
(310) 449-9200

with a copy to:

Allison Keller and Steve Camahort
O’Melveny & Myers LLP
1999 Avenue of the Stars, Suite 700
Los Angeles, CA 90067
(310) 553-6700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 6, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 452439201

1.	Name of Reporting Person: Lions Gate Entertainment Corp.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group *:
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds*: WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☑

6.	Citizenship or Place of Organization: British Columbia, Canada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 4,033,996[1]

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 4,033,996[1]

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,033,996[1]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*: ☐

13.	Percent of Class Represented by Amount in Row (11): 18.94%[2]

14.	Type of Reporting Person*: CO

SEE INSTRUCTIONS BEFORE FILLING OUT!

[1]	Includes an aggregate of 571,429 shares of common stock of the Issuer purchased on March 31, 2006 pursuant to a contract between Lions Gate Entertainment Corp. and certain stockholders of the Issuer. See Item 4.
[2]	Based on 21,296,346 shares of the issuer outstanding as of February 6, 2006, as set forth in the issuer’s Form 10-Q for the quarter ended December 31, 2005.

Item 1. Security and Issuer
This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) is being filed by Lions Gate Entertainment Corp., a British Columbia, Canada corporation (“LGEC” or the “Reporting Person”), to amend the Schedule 13D filed by LGEC on September 13, 2005, as amended by Amendment No. 1 to Schedule 13D, filed by LGEC and Lions Gate Entertainment Inc., a Delaware Corporation (“LGEI”) on September 21, 2005, by Amendment No. 2 to Schedule 13D, filed by LGEC and LGEI on November 1, 2005, and Amendment No. 3 to Schedule 13D, filed by LGEC and LGEI on March 16, 2006 (together, the “Schedule 13D”), with respect to the common stock, no par value (the “Shares”), of Image Entertainment, Inc., a Delaware corporation (the “Company”).
Unless otherwise indicated herein, terms used and defined in the Schedule 13D shall have the same respective meanings herein as are ascribed to such terms in the Schedule 13D.
Item 2. Identity and background
Item 2 of the Schedule 13D is hereby amended to delete the following:
“This statement is also being filed by LGEI, a wholly-owned subsidiary of LGEC. The principal business of LGEI is the development, production and distribution of feature films, television series, television movies and mini-series, non-fiction programming and animated programming. The principal business address of LGEI is 2700 Colorado Avenue, Suite 200, Santa Monica, California 90404.
The name, residence or business address, citizenship and present principal occupation of each executive officer and director of LGEI is set forth in Annex I to this Amendment No. 1.
During the last five years, neither LGEI nor, to the best knowledge of LGEI, any executive officer or director of LGEI, has been (a) convicted in a criminal violation (excluding traffic violations and similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.”
The Reporting Person inadvertently reported that certain shares were beneficially held by LGEI. LGEC is the sole beneficial holder of the Shares.
Item 4. Purpose of the Transaction
Item 4 of the Schedule 13D is hereby amended to add the following sentence:
“On March 31, 2006, the Reporting Person completed the purchase of the 571,429 Shares from the September 12 Sellers pursuant to the September 12 Exchange Agreement.”
Item 4 is hereby further amended to replace the following sentence:
“Accordingly, the Reporting Person is contemplating nominating a slate of directors for the Company’s 2006 annual meeting of stockholders (the “2006 Annual Meeting”).”
with
“On June 5, 2006, the Court of Chancery of the State of Delaware in and for New Castle County granted summary judgment in the case of Lions Gate Entertainment Corp. v. Image Entertainment, Inc., C. A. No. 2011, in favor of the Reporting Person. The Court held first, that the Company’s Board of Directors will not become classified until the election of Directors at the Company’s 2006 Annual Meeting of Stockholders (the “2006 Annual Meeting”) and that all of the seats on the Company’s Board of Directors are up for election at the 2006 Annual Meeting; second, that the Company’s Board of Directors does not have authority to amend the Company’s bylaws; and third, that the Company’s Board of Directors does not have authority to amend the Company’s certificate of incorporation without a vote of the Company’s stockholders.
On June 6, 2006, the Reporting Person delivered a notice (the “Notice”) to the Secretary of the Company formally notifying the Company of its intent to nominate for the 2006 Annual Meeting (a) the following slate of six directors: Duke K. Bristow, Ph.D.; Eric K. Doctorow; Edward Huguez; Joseph J. Incandela; Joachim Kiener; and Barry David Perlstein and (b) if additional or substitute nominees are required, the following additional or substitute director: Jack R. Crosby (each person named in (a) and (b), a “Nominee” and collectively, the “Nominees”). A copy of the Notice is attached hereto as Exhibit 99.1 and incorporated herein by reference.
IMPORTANT INFORMATION
The Reporting Person intends to make a preliminary filing with the Commission of a proxy statement and an accompanying proxy card to be used to solicit proxies for the election of the Nominees at the 2006 Annual Meeting.
SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY THE REPORTING PERSON FROM STOCKHOLDERS OF THE COMPANY FOR USE AT THE 2006 ANNUAL MEETING WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION. WHEN COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE MAILED TO STOCKHOLDERS OF THE COMPANY AND WILL BE AVAILABLE AT NO CHARGE AT THE COMMISSION’S WEBSITE AT HTTP://WWW.SEC.GOV. INFORMATION RELATING TO THE REPORTING PERSON AND THE NOMINEES AND THEIR DIRECT AND INDIRECT INTERESTS IN SUCH PROXY SOLICITATION IS CONTAINED IN EXHIBIT 99.1 HERETO.”
Item 5. Interest in Securities of Issuer
Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:
(a)	As of the date of this statement, the Reporting Person directly and beneficially owns an aggregate of 4,033,996 Shares, constituting 18.94% of the Company’s outstanding Shares (based on 21,296,346 Shares outstanding as of February 6, 2006 as set forth in the Company’s Form 10-Q for the quarter ended December 31, 2005).

To the best of the Reporting Person’s knowledge, none of the persons named in Annex I to this Amendment No. 4 is the beneficial owner of any Shares.

(b)	The Reporting Person has sole voting and dispositive power with respect to all Shares beneficially owned by Reporting Person.

(c)	The Reporting Person inadvertently reported that certain shares were beneficially held by LGEI. Therefore, the Reporting Person is deleting Exhibits A and E to Amendment No. 1 and Exhibit A to Amendment No 2. In addition, the Reporting Person is amending and restating the introductory, first full paragraph of Exhibit G to the original Schedule 13D, which read as of the date of filing as: “The Reporting Person engaged in the following transactions in Shares of the Company during the past 60 days. All transactions involved purchases of Shares on the New York Stock Exchange.”

On March 31, 2006, the Reporting Person completed the purchase of the 571,429 Shares at $4.00 per Share from the September 12 Sellers pursuant to the September 12 Exchange Agreement.

(d)	No person other than LGEC is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this statement.

(e)	Not applicable.
ANNEX 1
The name, residence or business address, citizenship and present principal occupation and the name and principal business address of any corporation or other organization in which such employment is conducted, of each executive officer and director of the Reporting Person is set forth below.

Principal
Name (Citizenship)	Residence / Business Address	Occupation

Mark Amin (United States)	Sobini Films 2700 Colorado Ave., Suite 510B Santa Monica, CA 90404	Chairman, CinemaNow; Chief Executive Officer, Sobini Films

Norman Bacal (Canada)	Heenan Blaikie LLP P.O. Box 185, Suite 2600 200 South Bay Street South Tower, Royal Bank Plaza Toronto, Ontario M5J 2J4	Lawyer, Managing Partner, Heenan Blaikie LLP

Michael Burns (United States)	Lions Gate Entertainment Corp. 2700 Colorado Ave., #200 Santa Monica, California 90404	Vice Chairman

Arthur Evrensel (Canada)	Heenan Blaikie LLP 1055 West Hastings Street, Ste. 2200, Vancouver, British Columbia V6E 2E9	Lawyer, Heenan Blaikie LLP

Jon Feltheimer (United States)	Lions Gate Entertainment Corp. 2700 Colorado Ave., #200 Santa Monica, California 90404	Chief Executive Officer / Co-Chairman of Board of Directors

Morley Koffman (Canada)	Koffman Kalef Business Lawyers, 19th Floor 885 West Georgia Street Vancouver, British Columbia V6C 3H4	Lawyer, Koffman Kalef Business Lawyers

Hardwick Simmons (United States)	Lions Gate Entertainment Corp. 2700 Colorado Ave., #200 Santa Monica, California 90404	Retired

G. Scott Paterson (Canada)	Paterson Partners Inc. 161 Bay St., Ste. 3840 P.O. Box 214 Toronto, Ontario M5J 2S1	Chief Executive Officer, Paterson Partners Inc.

Daryl Simm (Canada)	Omnicom Group, Inc. 437 Madison Avenue, 9th Floor New York, New York 10022	Chief Executive Officer, Omnicom Media Group

Harald Ludwig (Canada)	Macluan Capital Corporation, Ste. 940, 1040 West Georgia Street Vancouver, British Columbia V6E 4H1	President, Macluan Capital Corporation

Brian V. Tobin (Canada)	Fraser Milner Casgrain, LLP Suite 3900 1 First Canadian Place 100 King Street West Toronto, Ontario Canada M5X 1B2	Senior Business Advisor Fraser Milner Casgrain, LLP; President, BVT Associates Inc. 56 Maple Avenue Toronto, Ontario Canada M4W 2T7

James Keegan (United States)	Lions Gate Entertainment Corp. 2700 Colorado Ave., #200 Santa Monica, California 90404	Chief Accounting Officer, Chief Financial Officer

Wayne Levin (United States)	Lions Gate Entertainment Corp. 2700 Colorado Ave., #200 Santa Monica, California 90404	Executive VP (Corporate Operations), General Counsel

Marni Wieshofer (Canada)	Lions Gate Entertainment Corp. 2700 Colorado Ave., #200 Santa Monica, California 90404	Executive VP, Corporate Development

Laurie May (Canada)	Lions Gate Entertainment Corp. 2700 Colorado Ave., #200 Santa Monica, California 90404	Co-President, Maple Pictures Corp

Item 7. Material to be Filed as Exhibits
Exhibit 99.1 Notice of Nomination of Person for Election to the Board of Directors
Exhibit 99.2 Form of Letter Agreement between Lions Gate Entertainment Corp. and each Nominee
SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: June 6, 2006

Lions Gate Entertainment Corp.
By:	/s/ WAYNE LEVIN
	Name:	Wayne Levin
	Title:	Exec. VP & General Counsel Business & Legal Affairs

EXHIBIT INDEX
99.1	Notice of Nomination of Person for Election to the Board of Directors

99.2	Form of Letter Agreement between Lions Gate Entertainment Corp. and each Nominee